================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                               (Amendment No. 2)*

                                  Audible, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05069A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                               New York, NY 10007
                           Attn: James M. Lurie, Esq.
                               Tel: (212) 513-3354

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 23, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                              --------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [ ]

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==================================================================================================================

------------------------------------------------------------------------------------------------------------------
CUSIP No. 05069A104                               13D
------------------------------------------------------------------------------------------------------------------
      1.       NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Random House, Inc.     IRS No.  13-2558190
------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [X]
                                                                                                         (b) [ ]
------------------------------------------------------------------------------------------------------------------
      3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
      4.       SOURCE OF FUNDS* WC
------------------------------------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or            [ ]
               2(e)
------------------------------------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               New York
------------------------------------------------------------------------------------------------------------------
                NUMBER OF                   7.    SOLE VOTING POWER:
                 SHARES                           291,667 shares of Common Stock
              BENEFICIALLY            ----------------------------------------------------------------------------
                OWNED BY                    8.    SHARED VOTING POWER
                  EACH                ----------------------------------------------------------------------------
                REPORTING                   9.    SOLE DISPOSITIVE POWER:
               PERSON WITH                        291,667 shares of Common Stock
                                      ----------------------------------------------------------------------------
                                            10.   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,380,029
------------------------------------------------------------------------------------------------------------------
     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.9%
------------------------------------------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON* CO
------------------------------------------------------------------------------------------------------------------

==================================================================================================================

------------------------------------------------------------------------------------------------------------------
CUSIP No. 05069A104                                         13D
------------------------------------------------------------------------------------------------------------------
      1.       NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Random House Ventures LLC     IRS No.  13-4090714
------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [X]
                                                                                                         (b) [ ]
------------------------------------------------------------------------------------------------------------------
      3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
      4.       SOURCE OF FUNDS* WC
------------------------------------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or            [ ]
               2(e)
------------------------------------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------------------------------------------
                                            7.   SOLE VOTING POWER:  681,366 shares of Common Stock,
                                                 comprised of 388,589 shares of Common Stock and 292,777
                                                 shares of Common Stock currently issuable upon exercise of a warrant to purchase 292,777 shares of Common Stock
                                          ------------------------------------------------------------------------
                NUMBER OF                   8.   SHARED VOTING POWER
                  SHARES
               BENEFICIALLY               ------------------------------------------------------------------------
                 OWNED BY                   9.   SOLE DISPOSITIVE POWER:  681,366 shares of Common
                   EACH                          Stock, comprised of 388,589 shares of Common Stock and
                REPORTING                        292,777 shares of Common Stock currently issuable upon
               PERSON WITH                       exercise of a warrant to purchase 292,777 shares of
                                                 Common Stock
                                          ------------------------------------------------------------------------
                                           10.   SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,380,029
------------------------------------------------------------------------------------------------------------------
     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*                       [ ]
------------------------------------------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.9%
------------------------------------------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON* PN
------------------------------------------------------------------------------------------------------------------

==================================================================================================================

------------------------------------------------------------------------------------------------------------------
CUSIP No. 05069A104                               13D
------------------------------------------------------------------------------------------------------------------
      1.        NAMES OF REPORTING PERSONS.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Bertelsmann, Inc.     IRS No.  95-2949493
------------------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [X]
                                                                                                         (b) [ ]
------------------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
      4.        SOURCE OF FUNDS* WC
------------------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or           [ ]
                2(e)
------------------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
------------------------------------------------------------------------------------------------------------------
                                7.    SOLE VOTING POWER:   0
               NUMBER OF     -------------------------------------------------------------------------------------
                 SHARES         8.    SHARED VOTING POWER
              BENEFICIALLY
                OWNED BY     -------------------------------------------------------------------------------------
                  EACH          9.    SOLE DISPOSITIVE POWER: 0
               REPORTING     -------------------------------------------------------------------------------------
              PERSON WITH      10.    SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------------------------------------------
      11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,380,029
------------------------------------------------------------------------------------------------------------------
      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]
------------------------------------------------------------------------------------------------------------------
      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.9%
------------------------------------------------------------------------------------------------------------------
      14.       TYPE OF REPORTING PERSON* CO
------------------------------------------------------------------------------------------------------------------


==================================================================================================================

------------------------------------------------------------------------------------------------------------------
CUSIP No. 05069A104                              13D
------------------------------------------------------------------------------------------------------------------

      1.       NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Bertelsmann Multimedia, Inc.      IRS No.  13-4010933
------------------------------------------------------------------------------------------------------------------
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [X]
                                                                                                         (b) [ ]
------------------------------------------------------------------------------------------------------------------
      3.       SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
      4.       SOURCE OF FUNDS* WC
------------------------------------------------------------------------------------------------------------------
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or            [ ]
               2(e)
------------------------------------------------------------------------------------------------------------------
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------------------------------------------
                                       7.    SOLE VOTING POWER:   406,996 shares of Common Stock
                NUMBER OF        ---------------------------------------------------------------------------------
                 SHARES                8.    SHARED VOTING POWER
              BENEFICIALLY
                OWNED BY         ---------------------------------------------------------------------------------
                  EACH                 9.    SOLE DISPOSITIVE POWER:
                REPORTING                    406,996 shares of Common Stock
               PERSON WITH       ---------------------------------------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,380,029
------------------------------------------------------------------------------------------------------------------
     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        [ ]
------------------------------------------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.9%
------------------------------------------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON* CO
------------------------------------------------------------------------------------------------------------------


==================================================================================================================

------------------------------------------------------------------------------------------------------------------
CUSIP No. 05069A104                               13D
------------------------------------------------------------------------------------------------------------------
      1.        NAMES OF REPORTING PERSONS.
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                Bertelsmann Publishing Group, Inc.     IRS No.  13-2790609
------------------------------------------------------------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [X]
                                                                                                         (b) [ ]
------------------------------------------------------------------------------------------------------------------
      3.        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
      4.        SOURCE OF FUNDS* WC
------------------------------------------------------------------------------------------------------------------
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or           [ ]
                2(e)
------------------------------------------------------------------------------------------------------------------
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
------------------------------------------------------------------------------------------------------------------
                NUMBER OF                    7.    SOLE VOTING POWER:   0
                  SHARES             -----------------------------------------------------------------------------
               BENEFICIALLY                  8.    SHARED VOTING POWER
                 OWNED BY            -----------------------------------------------------------------------------
                   EACH                      9.    SOLE DISPOSITIVE POWER: 0
                REPORTING            -----------------------------------------------------------------------------
               PERSON WITH                  10.    SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------------------------------------------
      11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,380,029
------------------------------------------------------------------------------------------------------------------
      12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]
------------------------------------------------------------------------------------------------------------------
      13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.9%
------------------------------------------------------------------------------------------------------------------
      14.       TYPE OF REPORTING PERSON* CO
------------------------------------------------------------------------------------------------------------------

         Bertelsmann, Inc., a Delaware corporation ("Bertelsmann, Inc."), Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. ("Bertelsmann Multimedia"), Bertelsmann Publishing Group, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. ("Bertelsmann Publishing"), Random House, Inc., a New York corporation and a wholly-owned direct subsidiary of Bertelsmann Publishing ("Random House, Inc.") and Random House Ventures LLC, a Delaware limited liability company the sole member of which is Random House, Inc. ("RH Ventures"), hereby amend and supplement the Statement on Schedule 13D, originally filed on August 14, 2003 ("Initial Schedule 13D") and amended by filing Amendment No. 1 thereto on December 24, 2003 ("Amendment No. 1" and, together with the Initial Schedule 13D and this Amendment No. 2, the "Schedule 13D"), with respect to the beneficial ownership of shares of Common Stock, par value $0.01 per share of Audible, Inc., a Delaware corporation. As used herein, Bertelsmann, Inc., Bertelsmann Multimedia, Bertelsmann Publishing, Random House, Inc. and RH Ventures are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

         Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         This Amendment No. 2 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of Amendment No. 1 on December 24, 2003.

         Item 1.   Security and Issuer

         Item 1 of the Schedule 13D is amended by replacing it with the following:

         "This statement relates to shares of Common Stock, par value $0.01 per share of Audible, Inc., a Delaware corporation (the "Company" or "Issuer"), with its principal office located at 65 Willowbrook Blvd., Wayne, New Jersey, 07470."

         Item 2.   Identity and Background.

         Item 2 of the Schedule 13D is amended by replacing it with the following:

         "This statement is filed on behalf of Bertelsmann, Inc., a Delaware corporation with its principal place of business at 1540 Broadway, New York, NY 10036, Bertelsmann Multimedia, a Delaware corporation with its principal place of business at 1540 Broadway, New York, NY 10036, Bertelsmann Publishing, a Delaware corporation with its principal place of business at 1540 Broadway, New York, NY 10036, Random House, Inc., a New York corporation with its principal place of business at 1745 Broadway, New York, NY 10019, and RH Ventures, a Delaware limited liability company with its principal place of business at 1745 Broadway, New York, NY 10019. Bertelsmann Publishing has been added to this
Schedule 13D as a Reporting Person because it is the immediate parent corporation of Random House, Inc. During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the persons listed on Schedules A, B, C, D or E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

         Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is supplemented as follows:

         "On December 23, 2003, in accordance with the terms of the Certificate of Designations for the Series C Convertible Preferred Stock (the "Series C Stock"), RH Ventures and Bertelsmann Multimedia each converted 185,185 of Series C Stock into 1,851,850 pre-reverse stock split shares of Common Stock, at a conversion ratio of 10 to 1. In accordance with the terms of the Series C Certificate of Designations, the conversion ratio was determined by dividing the Series C Stock purchase price of $5.40 per share by the conversion price of $0.54 per share. In addition, in accordance with the terms of the Series C Certificate of Designations, accrued but unpaid dividends on the Series C Stock were converted into 44,139 pre-reverse stock split shares of Common Stock, resulting in a total of 1,895,989 pre-reverse stock split (or 631,996 post-reverse stock split) shares of Common Stock issued upon the conversion to each of RH Ventures and Bertelsmann Multimedia.

         On February 9, 2004, in accordance with the terms of the Series B Convertible Preferred Stock Certificate of Designations, 1,250,000 shares of Series B Convertible Preferred Stock held by Random House, Inc. were converted into 1,250,000 pre-reverse stock split (or 416,667 post-reverse stock split) shares of Common Stock, at a conversion rate of 1 to 1.

         On June 17, 2004, the Issuer effected a 1-for-3 reverse stock split with respect to its Common Stock. The chart below shows how many shares of Common Stock were owned by each Reporting Person before and after the reverse stock split.

     ---------------------------------------------------------------------------
                                       Before Reverse Stock  After Reverse Stock
             Reporting Person                 Split                 Split
     ---------------------------------------------------------------------------
       Random House, Inc.                     1,250,000            416,667
     ---------------------------------------------------------------------------
       Random House Ventures LLC              2,944,102            981,366
     ---------------------------------------------------------------------------
       Bertelsmann Multimedia, Inc.           1,895,989            631,996
     ---------------------------------------------------------------------------

         Random House, Inc. also owns a Performance Based Common Stock Purchase Warrant to purchase, at the end of Audible's fiscal years 2002, 2003 and 2004, a number of shares of Common Stock equal in value to $500,000, $1,000,000 and $1,500,000, respectively, based on exercise prices equal to the average closing price of Audible's Common Stock for the five trading days prior to the last day of the then current fiscal year. The Performance Based Warrant is exercisable only upon the joint venture attaining certain revenue targets. As of the date of the filing of this Amendment No. 2 to the Schedule 13D, none of the Performance Based Warrant shares have vested, and therefore no shares underlying the Performance Based Warrant are included in the foregoing ownership table."

         Item 4.   Purpose of Transaction.

         Item 4 of the Schedule 13D is supplemented as follows:

         "Pursuant to a Registration Statement on Form S-3 filed by the Issuer and declared effective on November 17, 2004, the Reporting Persons sold in the aggregate 650,000 shares of Common Stock. Random House, Inc. sold 125,000 shares, RH Ventures sold 300,000 shares, and Bertelsmann Multimedia sold 225,000 shares. Depending on future evaluations of the business prospects of Audible and other factors, including, but not limited to, general economic and business conditions, Random House, Inc., RH Ventures and Bertelsmann Multimedia may retain or, from time to time, increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contracted restrictions on its ability to do so. The Reporting Persons have no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

         Item 5.   Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended by replacing it with the following:

         "(a) Random House, Inc. beneficially owns 291,667 shares of Common Stock, constituting 1.27% of the Audible Common Stock.

         RH Ventures beneficially owns 681,366 shares of Common Stock consisting of (i) 388,589 shares of Common Stock and (ii) a Common Stock Purchase Warrant to purchase up to 292,777 shares of Common Stock, all of which are vested and exercisable as of May 5, 2004, collectively constituting 2.92% of the Audible Common Stock. RH Ventures also beneficially owns the Performance Based Common Stock Purchase Warrant described in Item 3 hereof, no portion of which is currently exercisable within the meaning of Rule 13d-3(d)(1).

         Bertelsmann Multimedia beneficially owns 406,996 shares of Common Stock, constituting 1.77% of the Audible Common Stock.

         Bertelsmann, Inc. does not directly own any securities of Audible, Inc.

         Bertelsmann Publishing does not directly own any securities of Audible, Inc.

         Collectively, the Reporting Persons beneficially own 1,380,029 shares of Common Stock, consisting of 1,087,252 shares of Common Stock and the Common Stock issuable on exercise of the Common Stock Purchase Warrant, representing 5.9% of Audible's Common Stock.

         All of the foregoing percentage calculations are based on 23,011,952 shares of Common Stock outstanding as of November 18, 2004, as reported in Audible's Supplemental Prospectus filed with the Securities and Exchange Commission on such date. None of the foregoing calculations include any shares of Common Stock underlying the Performance Based Warrant owned by RH Ventures, because the conditions to vesting of such shares have not been met.

         (b) Random House, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 291,667 shares of Common Stock deemed beneficially owned by it.

             RH Ventures has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 681,366 shares of Common Stock deemed beneficially owned by it.

             Bertelsmann Multimedia, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 406,996 shares of Common Stock deemed beneficially owned by it.

             Unless otherwise indicated, all share numbers herein reflect the 1 for 3 reverse stock split effected by the Issuer on June 17, 2004."

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is supplemented as follows:

"On November 17, 2004, Random House, Inc., RH Ventures and Bertelsmann Multimedia entered into an underwriting agreement with the Issuer, the selling stockholders named in Schedule II thereto, including Random House, Inc., RH Ventures and Bertelsmann Multimedia, and Citigroup Global Markets, Inc., ThinkEquity Partners LLC, Adams Harkness, Inc., America's Growth Capital, Kaufman Bros., L.P. and Merriman Curhan Ford & Co., as representatives of the several underwriters named in Schedule I thereto (the "Underwriting Agreement"), a copy of which has been filed by the Issuer as Exhibit No. 1.1 to the Issuer's Registration Statement on Form S-3 filed with the SEC on November 17, 2004, and is incorporated by reference as Exhibit 9 hereto and is also incorporated by reference into this Item 6. The Underwriting Agreement provided for the purchase and sale of a total of 650,000 shares of the Issuer's Common Stock to be sold by Random House, Inc., RH Ventures and Bertelsmann Multimedia at a purchase price of $23.21 per share, and contains representations, warranties and indemnities by the Issuer and by Random House, Inc., RH Ventures and Bertelsmann Multimedia, and other provisions customarily included in underwriting agreements relating to secondary public offerings. The closing of the offering pursuant to the Underwriting Agreement occurred on November 23, 2004."

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is supplemented as follows:


"Exhibit 8*    Joint Filing Agreement dated as of December 3, 2004 between
               Random House, Inc., Random House Ventures LLC, Berteslmann, Inc.,
               Bertelsmann Multimedia, Inc. and Bertelsmann Publishing Group,
               Inc.


Exhibit 9** Underwriting Agreement dated November 17, 2004 by and among the Issuer, the selling stockholders named in Schedule II thereto, including Random House, Inc., RH Ventures and Bertelsmann Multimedia, and Citigroup Global Markets, Inc., ThinkEquity Partners LLC, Adams Harkness, Inc., America's Growth Capital, Kaufman Bros., L.P. and Merriman Curhan Ford & Co., as representatives of the several underwriters named in Schedule I thereto."


---------------------------

*Filed herewith.
**Incorporated by reference to Exhibit No. 1.1 to the Issuer's Registration Statement on Form S-3 filed with the SEC on November 17, 2004.

================================================================================


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2004


                                   RANDOM HOUSE, INC.

                                   By: /s/  Anne Davis
                                       ----------------------------------------
                                   Name:  Anne Davis
                                   Title: Senior Vice President and Controller


                                   RANDOM HOUSE VENTURES LLC

                                   By: /s/  Anne Davis
                                       ----------------------------------------
                                   Name:  Anne Davis
                                   Title: Treasurer


                                   BERTELSMANN, INC.

                                   By: /s/  Robert J. Sorrentino
                                       ----------------------------------------
                                   Name:  Robert J. Sorrentino
                                   Title: President and Chief Operating Officer


                                   BERTELSMANN MULTIMEDIA, INC.

                                   By: /s/  Robert J. Sorrentino
                                       ----------------------------------------
                                   Name:  Robert J. Sorrentino
                                   Title: President


                                   BERTELSMANN PUBLISHING GROUP, INC.

                                   By: /s/  Robert J. Sorrentino
                                       ----------------------------------------
                                   Name:  Robert J. Sorrentino
                                   Title: President

                                                                      SCHEDULE A

             DIRECTORS AND EXECUTIVE OFFICERS OF RANDOM HOUSE, INC.

Schedule A of the Initial Schedule 13D is hereby amended and replaced with the following. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Random House, Inc., are set forth below. If no business address is given the director's or officer's business address is c/o Random House, Inc., 1745 Broadway, New York, NY 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Random House, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                          Present Principal Occupation Including Name and
    Name and Business Address                          Address(1) of Employer
-----------------------------------       ------------------------------------------------------------
Directors and Officers

Peter Olson                               Director, Chairman and Chief Executive Officer, Random
                                          House, Inc.

Ed Volini                                 Director, Deputy Chairman, Executive Vice President, Chief
                                          Administrative Officer/Chief Financial Officer, Random
                                          House Inc.

Irwyn Applebaum                           President & Publisher, Bantam Dell Publishing Group, Random
                                          House Inc.

Gina Centrello                            President & Publisher, Random House Ballantine Publishing
                                          Group, Random House Inc.

Jenny Frost                               President & Publisher, Crown Publishing Group, Random House Inc.

Chip Gibson                               President & Publisher, RH Children's Books, Random House Inc.

Sonny Mehta                               President, Knopf Publishing Group, Random House Inc.

David Naggar                              President, Random House Audio Publishing Group
                                          President, RH Diversified Publishing Group, Random House Inc.

Stephen Rubin                             President & Publisher, Doubleday Broadway Publishing Group,
                                          Random House Inc.

Anne Davis                                Senior Vice President, Controller, Random House, Inc.

Bonnie Ammer                              Executive Vice President, Publisher-at-Large, Random House Inc.

Stuart Applebaum                          Executive Vice President, Communications, Random House Inc.

Don Weisberg                              Executive Vice President, Chief Operating Officer, Random
                                          House Inc.

Tom Allen                                 Senior Vice President, Executive Director, Finance, Random
                                          House Inc.

Diane Kenney                              Senior Vice President, Human Resources, Random House Inc.

Katherine J. Trager                       Director, Senior Vice President, Secretary & General
                                          Counsel, Random House Inc.

Andrew Weber                              Senior Vice President, Operations, Random House Inc.

Robert J. Sorrentino                      Senior Vice President, Taxes, Random House Inc.

-------------------
(1) Same address as director's or officer's business address except where indicated.

                                                                      SCHEDULE B

           MEMBER, MANAGERS, AND OFFICERS OF RANDOM HOUSE VENTURES LLC

Schedule B of the Initial Schedule 13D is hereby amended and replaced with the following. Random House, Inc., with its business address at 1745 Broadway, New York, NY 10019, is the sole member of Random House Ventures LLC.

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Managers

Peter Olson                         Manager, President, Random House Ventures LLC;
                                    Director, Chairman and Chief Executive Officer,
                                    Random House, Inc.

Edward Volini                       Manager, Random House Ventures LLC;
                                    Director, Deputy Chairman, Executive Vice
                                    President, Chief Administrative Officer/Chief
                                    Financial Officer, Random House Inc.

Katherine J. Trager                 Manager, Secretary, Random House Ventures LLC;
                                    Director, Senior Vice President, Secretary &
                                    General Counsel, Random House Inc.
                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Executive Officers
(Who Are Not Managers)

Robert Sorrentino                   Vice President, Taxes, Random House Ventures LLC;
                                    Senior Vice President, Taxes, Random House Inc.

Anke Steinecke                      Assistant Secretary, Random House Ventures LLC.

Anne Davis                          Treasurer, Random House Ventures LLC;
                                    Senior Vice President, Controller, Random House, Inc.

-------------------
(1) Same address as director's or officer's business address except where indicated.

                                                                      SCHEDULE C


              DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN, INC.

Schedule C of the Initial Schedule 13D is hereby amended and replaced with the following. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann, Inc., are set forth below. If no business address is given the director's or officer's business address is c/o Bertelsmann, Inc., 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bertelsmann, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Directors

Siegfried Luther(2)                 Chief Financial Officer, Bertelsmann, Inc. and
                                    Bertelsmann AG.; Deputy Chairman, Bertelsmann AG
                                         Carl-Bertelsmann-Strasse 270
                                         33311 Guetersloh, Germany

Peter Olson                         Chairman and Chief Executive Officer, Random House, Inc.
                                         1745 Broadway
                                         New York, NY 10019

Rolf Schmidt-Holtz(2)               Chairman of the Board, SONY BMG Music Entertainment
                                         550 Madison Avenue
                                         New York, NY 10022

Robert J. Sorrentino                President and Chief Operating Officer, Bertelsmann, Inc.

Gunter Thielen(2)                   Chairman of the Board, Bertelsmann, Inc.;
                                    Chairman and Chief Executive Officer, Bertelsmann AG
                                        Carl-Bertelsmann-Strasse 270
                                        33311 Guetersloh, Germany

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Executive Officers
(Who Are Not Directors)

K. Peter Blobel(2)                  Executive Vice President, Internal Audit,
                                    Bertelsmann, Inc.; Executive Vice President and General
                                    Auditor, Bertelsmann AG
                                              Carl-Bertelsmann-Strasse 270
                                              33311 Guetersloh, Germany

Liz Young                           Executive Vice President, Corporate
                                    Communications, Bertelsmann, Inc.

Jacqueline Chasey                   Senior Vice President, Legal Affairs and Secretary,
                                    Bertelsmann, Inc.

Andrea Bonime-Blanc                 Senior Vice President and Chief Ethics and
                                    Compliance Officer, Bertelsmann, Inc.

-------------------

(1) Same address as director's or officer's business address except where indicated.
(2) Citizen of Germany.

                                                                      SCHEDULE D

        DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN MULTIMEDIA, INC.

Schedule D of the Initial Schedule 13D is hereby amended and replaced with the following. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann Multimedia, Inc., are set forth below. If no business address is given the director's or officer's business address is c/o Bertelsmann, Inc., 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bertelsmann Multimedia, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Directors

Jacqueline Chasey                   Secretary, Bertelsmann Multimedia, Inc.;
                                    Senior Vice President, Legal Affairs and
                                    Secretary, Bertelsmann, Inc.

Robert J. Sorrentino                President, Bertelsmann Multimedia, Inc.;
                                    President and Chief Operating Officer,
                                    Bertelsmann, Inc.

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Executive Officers
(Who Are Not Directors)

Evelyn Pena
                                    Treasurer, Bertelsmann Multimedia, Inc.

-----------------
(1) Same address as director's or officer's business address except where indicated.

                                                                      SCHEDULE E


     DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN PUBLISHING GROUP, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann Publishing Group, Inc., are set forth below. If no business address is given the director's or officer's business address is c/o Bertelsmann, Inc., 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bertelsmann Publishing Group, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
--------------------------------    -----------------------------------------------
Directors
Jacqueline Chasey                   Secretary, Bertelsmann Publishing Group, Inc.;
                                    Senior Vice President, Legal Affairs and Secretary,
                                    Bertelsmann, Inc.

Robert J. Sorrentino                President, Bertelsmann Publishing Group, Inc.;
                                    President and Chief Operating Officer, Bertelsmann, Inc.

                                    Present Principal Occupation Including Name and
    Name and Business Address                   Address(1) of Employer
---------------------------------   -----------------------------------------------
Executive Officers
(Who Are Not Directors)

Evelyn Pena
                                    Treasurer, Bertelsmann Publishing Group, Inc.

-----------------
(1) Same address as director's or officer's business address except where indicated.